Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

Aspirational Consumer Lifestyle Corp. Sets Extraordinary General Meeting Date to Approve Proposed Business Combination with Wheels Up

Extraordinary General Meeting of Stockholders Scheduled for July 12, 2021

NEW YORK, JUNE 23, 2021 – Aspirational Consumer Lifestyle Corp. (“Aspirational”) (NYSE: ASPL), a special purpose acquisition company, today announced that it has set July 12, 2021 as the meeting date for the extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”) to approve its previously announced proposed business combination with Wheels Up Partners Holdings LLC (“Wheels Up”), the leading brand in private aviation. Aspirational expects that the business combination will close on July 13, 2021, subject to approval of the business combination by Aspirational's shareholders and the satisfaction of other customary closing conditions.

Ravi Thakran, Chairman & CEO of Aspirational:

“We are pleased to be entering the final stages of the process to launch Wheels Up as a publicly traded company. Wheels Up continues to build on its growth trajectory, experiencing unprecedented demand from customers worldwide as evidenced by the Company’s strong first quarter results. We look forward to continuing to work with the team at Wheels Up to build on this momentum as the leader in on-demand private aviation.”

Kenny Dichter, Founder & CEO of Wheels Up:

"Since our founding, we remain true to our goal: to simplify private travel and make it more accessible to more people. Following our record breaking first quarter, we continue to see unprecedented demand within the Wheels Up marketplace, from both existing members and an influx of new customers. We are excited to be moving forward with this vote and look forward to continuing on our path of innovation as a public company, expanding the addressable market for private aviation, and connecting more customers with aircraft than ever before.”

The U.S. Securities and Exchange Commission (the “SEC”) has declared effective Aspirational’s Registration Statement on Form S-4 as of June 23, 2021, which includes a proxy statement/prospectus (the “Proxy Statement”) for the Extraordinary General Meeting. The Proxy Statement and proxy card will be distributed to stockholders of record as of May 24, 2021, the record date for the Extraordinary General Meeting. The Extraordinary General Meeting will be held virtually via live webcast and at the offices of Skadden, Arps, Slate, Meagher & Flom, One Manhattan West, New York, New York 10001, on July 12, 2021 at 9:00 a.m., Eastern Time, unless postponed or adjourned to a later date or time. Additional details regarding the Extraordinary General Meeting and the proposals that shareholders will be asked to consider and vote upon are available in the Proxy Statement.

In connection with the business combination, Aspirational will change its name to Wheels Up Experience Inc. and the combined company’s common stock and public warrants will begin trading on the New York Stock Exchange under the symbols “UP” and “UP WS”, respectively.

About Aspirational Consumer Lifestyle Corp.

Launched in September 2020, Aspirational is a partnership of experienced consumer investors and former LVMH operating executives alongside L Catterton, the largest global consumer-focused private equity firm, as a minority partner. Aspirational identifies and invests in innovative, premium lifestyle brands which offer consumers aspirational experiences, products and services. To learn more about Aspirational, visit www.aspconsumer.com.

About Wheels Up

Wheels Up is a leading provider of private aviation services in the U.S. through a fleet of owned, managed, and third-party planes. Its mission is to connect flyers to private aircraft – and one another – to deliver exceptional, personalized experiences. The Company has approximately 11,000 active users and is headquartered in New York.

For more information, please visit www.wheelsup.com.

Additional Information

This press release relates to a proposed transaction between Wheels Up and Aspirational. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Aspirational filed a registration statement on Form S-4 with the SEC on March 15, 2021, as amended on May 6, 2021, May 27, 2021 and June 10, 2021, which was declared effective by the SEC on June 23, 2021 and includes a document that serves as proxy statement and prospectus of Aspirational (the “proxy statement/prospectus”). A definitive proxy statement/prospectus and other relevant documents have been mailed to Aspirational’s shareholders of record as of May 24, 2020, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction. Aspirational will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the definitive proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up and Aspirational. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021, as amended on May 6, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s Annual Report on Form 10-K, as amended, the registration statement on Form S-4 and the definitive proxy statement/prospectus discussed above and other documents filed by Aspirational from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Participants in the Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Media Contacts

Aspirational

Kivvit

Josh Vlasto

Email: JVlasto@Kivvit.com

917-881-9662

Wheels Up

Jonesworks

Email: wheelsup@jonesworks.com

212-839-0111

Investor Contact

IR@Wheelsup.com